UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CVR ENERGY, INC.

(Name of Subject Company)

CVR ENERGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Edmund S. Gross

Senior Vice President, General Counsel and Secretary

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Telephone (281) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Andrew R. Brownstein

Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by CVR Energy, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 1, 2012, relating to the tender offer (as amended through the date hereof) by IEP Energy LLC, a Delaware limited liability company (the “Offeror”), which is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), and by Icahn Enterprises Holdings as a co-bidder, along with other entities affiliated with Carl C. Icahn who may be deemed to be co-bidders, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (the “Rights,” and together with the shares of Common Stock, “Shares”), at a price of $30.00 per Share in cash, without interest and less any applicable withholding taxes, and one non-transferable contingent cash payment right (“CCP”) per Share. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 2.	Identity and Background of Filing Persons.

Item 2 of the Statement is hereby amended and supplemented as follows:

Under the caption “Tender Offer,” the second paragraph is hereby deleted in its entirety and replaced with the following:

“According to the Schedule TO, each CCP is non-transferable (with limited exceptions described in the Schedule TO) and represents the contingent right to receive an additional cash payment per Share equal to the net amount (whether in cash or non-cash consideration) in excess of $30.00 per Share for which the Company is sold (less fees and expenses), solely in the event that a definitive agreement for the sale of the Company is executed within fifteen months following the completion of the Offer (and such transaction closes).”

In addition, in each other instance in the Statement where the phrase “nine months” or “nine-month” appears, such phrase shall be, and hereby is, deleted and replaced with the phrase “fifteen months” or “fifteen-month”, respectively, except where such phrase appears under the heading “Background of the Offer and Reasons for Recommendation – Background of the Offer”.

Under the caption “Tender Offer,” the first sentence of the fourth paragraph is hereby deleted in its entirety and replaced with the following:

According to the Schedule TO, the purpose of the Offer is to acquire all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer, which is 5:00 pm, New York City time, on April 2, 2012, unless extended by the Offeror (the “Expiration Date”), and thereby provide immediate liquidity at a premium for those stockholders choosing to tender their Shares, if the Company is not put up for sale by the current board of directors of the Company.

In addition, in each other instance in the Statement where the date “March 23, 2012” appears, such date shall be, and hereby is, deleted and replaced with the date “April 2, 2012”, except where such date appears under the heading “Background of the Offer and Reasons for Recommendation – Background of the Offer”.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented as follows:

Under the caption “Background of the Offer and Reasons for Recommendation – Background of the Offer”, the following two paragraphs are hereby added to the end of the section:

On March 16, 2012, the Offeror, together with other members of the Icahn Group, amended the Offer (the “March 16 Amendments”) to extend the Expiration Date to April 2, 2012 and to change the conditions for payment under the proposed CCP to require that a definitive agreement for the sale of the Company be executed within fifteen months of the completion of the Offer, rather than within nine months.

On March 19, 2012, the Board met telephonically with management and representatives of Goldman Sachs, Deutsche Bank, and Wachtell Lipton to review and discuss, among other things, the March 16 Amendments. During this meeting, each of Goldman Sachs and Deutsche Bank confirmed that its views previously expressed to the Board regarding the proposed CCP have not changed as a result of the change in the conditions for payment under the proposed CCP to require that a definitive agreement for the sale of the Company be executed within fifteen months of the completion of the Offer, rather than within nine months. The Board unanimously determined that the March 16 Amendments did not change the Board’s prior determination (and all the reasons therefor previously communicated to Company stockholders) that the Offer substantially undervalues the Company and is therefore inadequate to holders of Shares and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously reaffirmed its recommendation that stockholders reject the Offer, as amended, and not tender their Shares into the amended Offer.

The language under the caption “Background of the Offer and Reasons for Recommendation – Reasons for the Recommendation - The Board and current management are much more capable than Mr. Icahn of leading a sale of the Company or pursuing any other strategic opportunity”, is deleted in its entirety and replaced with the following:

The Board believes that it and current management are much more capable than Mr. Icahn of leading a sale of the Company or pursuing any other strategic opportunity.

If a sale of the Company is to take place, the Board believes that it and Company management – who have delivered strong stock performance, increased stockholder value, and have the interests of all of stockholders, not just Mr. Icahn, in mind – are far more capable of guiding the Company through a sale process than the Icahn Group’s nominees, who on the whole have no appreciable experience with the Company or the refining or fertilizer industries. The Board believes that permitting the representatives of the Icahn Group to lead a sale process will put Mr. Icahn’s interests above those of all other stockholders.

The Board has always taken its fiduciary duties to stockholders very seriously and would discharge those duties properly in the context of analyzing any third-party proposal with respect to the Company.

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Statement is hereby amended to include the following additional exhibits:

Exhibit No.	Document

(a)(7)	Press Release issued by the Company on March 19, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.

By:	/s/ Edmund S. Gross
Name:	Edmund S. Gross
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 19, 2012

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